Exhibit 99.3

ZenaTech’s ZenaDrone Multipurpose AI Drone Applies for FAA Part 137 Crop Sprayer Certification for Agricultural and Wildfire Industry Use

(Vancouver, British Columbia, January 10, 2025) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions driven by Quantum Computing, Drones as a Service, and enterprise SaaS, announces that its subsidiary company ZenaDrone has applied for a Federal Aviation Authority (FAA) Part 137, crop sprayer “Agricultural Aircraft Operations Certification” to use its ZenaDrone 1000 drone for spraying including for agricultural applications such as spraying fertilizers, herbicides and pesticides. The dual-use of the sprayer attached can also be used for wildfires as part of the company’s plans to use drone swarms for commercial purposes.

“This certification is essential to establish our US precision agriculture operations where we plan to help agricultural producers and operators use drone solutions to improve efficiency, reduce costs, and minimize environmental impact compared to traditional methods. This builds on our prior experience testing hemp farming applications in Ireland enabling us to pilot specific solutions including targeted pest control enabling US growers to improve yields and sustainability. We also see applications for wildfire management which is having such a devastating impact in California currently,” said CEO, Dr. Shaun Passley Ph.D.

ZenaDrone was previously granted an FAA exemption for visual line-of-sight commercial applications and data collection in October last year and has commenced aerial operations and testing at its facilities and testing site in Phoenix, Arizona.

An FAA Part 137 authorization is a certification that allows drone companies to operate unmanned aircraft systems (UAS) for agricultural-related commercial activities, such as crop dusting, seeding, or pesticide application. Drone operators must meet criteria such as demonstrating the ability to conduct safe and effective operations, having properly certificated aircraft, and meeting specific knowledge, skills, and operational standards set by the FAA. The application process including FAA operational demonstrations and inspection can take several months.

The US agricultural drone market is growing rapidly, driven by advancements in precision agriculture and the increasing need for efficiency in crop management. The market is valued at USD $2.74 billion in 2024 and is projected to experience a compound annual growth rate (CAGR) of 25% and could reach $10.45 billion by 2030 according to Grand View Research. This growth is supported by the increased adoption of drones for field mapping, crop monitoring, spraying, and livestock management applications and is benefiting from government incentives as well as technological advancements in sensors, cameras, and data integration systems.

US government studies have estimated the cost of wildfire devastation in the US could be in the range of $394 billion and $893 billion annually. This figure accounts for direct property damage, firefighting expenses, health impacts from wildfire smoke, income loss, tourism decline, and infrastructure damage. It also includes long-term environmental impacts such as watershed pollution and post-fire land rehabilitation. These estimates represent a growing trend driven by climate change, which has intensified the severity and frequency of wildfires across the country.

ZenaDrone 1000 is an autonomous multifunction drone offering stable flight, maneuverability, heavy lift capabilities, innovative software technology, sensors, AI, and purpose-built attachments, along with compact and rugged hardware engineered for industrial use.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drones, Quantum Computing, Drone as a Service (DaaS), and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.